Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Massey Energy Company
Subject Company: Massey Energy Company
Commission File Number: 001-07775

Transcript of
MASSEY ENERGY
First Quarter 2011 Earnings Conference Call
May 3, 2011

Participants

Roger Hendriksen – Vice President of Investor Relations, Massey Energy
Baxter Phillips – Chief Executive Officer and President, Massey Energy
Chris Adkins – Senior Vice President and Chief Operating Officer, Massey Energy
Eric Tolbert – Vice President and Chief Financial Officer, Massey Energy
Mark Clemens – Senior Vice President of Group Operations, Massey Energy
Shane Harvey – Vice President and General Counsel, Massey Energy

Analysts

Brandon Blossman - Tudor, Pickering, Holt & Co. Securities, Inc.
Brian Gamble - Simmons and Company
David Lipschitz - Credit Agricole Securities Inc.
Michael Dudas - Jefferies & Company, Inc.
Andre Benjamin – Goldman Sachs
Curt Woodworth - Macquarie Research
Jeremy Sussman - Brean Murray, Carret & Co., LLC

Presentation

Moderator
Good morning and welcome to Massey Energy Company’s First Quarter 2011 Earnings Conference Call.  Today’s call contains copyrighted material.  It may not be recorded or rebroadcast without Massey Energy Company’s express permission.  Your participation in our call implies consent.  Please disconnect if you do not agree with these terms.

Roger Hendriksen, Massey Energy’s Vice President of Investor Relations, will now provide opening remarks.  Please go ahead, Mr. Hendriksen.

Roger Hendriksen – Vice President of Investor relations, Massey Energy
Good morning, everyone.  Thank you for taking the time to participate in our call this morning.  We appreciate your continuing interest in Massey Energy.

As you know, we distributed our first quarter press release after market close last night.  If, by chance, any of you have not seen it and care to look at it, it is posted on our website and has been furnished to the SEC on Form 8-K.

The members of our management team who have prepared comments for the call this morning are: Baxter Phillips, the Chief Executive Officer and President; Chris Adkins, Senior Vice President and Chief Operating Officer; and Eric Tolbert, Vice President and Chief Financial Officer.  Mark Clemens who is the Senior Vice President of Group Operations and Shane Harvey, Vice President and General Counsel are also on the line and will be available to answer questions.
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

Before we begin, I need to remind you that the statements made in this presentation, which are not historical in nature, are forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on current factual information and certain assumptions, which management currently believes to be reasonable.  Financial and operational results for future periods may differ materially from current management projections as a result of factors outside the company’s control.  Now, I do have to read a fairly lengthy disclosure related to solicitation in conjunction with the planned merger, so bear with me for just another few minutes, please.

This communication contains information on a proposed acquisition of the company by Alpha Natural Resources, Inc., which was announced on January 29, 2011.  The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long-term coal supply arrangements; and competition in coal markets.

Information concerning additional risk factors is available in the company’s 2010 Annual Report on Form 10-K and other periodic filings with the SEC.  In providing projections and other forward-looking statements, the company does not make and specifically disclaims any undertaking or obligation to update them.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 as amended that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.

Investors are urged to read the joint proxy statement/prospectus including all amendments and supplements thereto and other documents relating to the merger filed with the SEC.  You may obtain a copy of the joint proxy statement/prospectus when it becomes available and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information free of charge through the website maintained by the SEC at www.sec.gov.  Or by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attention: Investor Relations; or to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005; or to Massey’s Investor Relations department at (804) 788 -1824 or by e-mail to Investor@masseyenergyco.com.
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

Copies of the joint proxy statement/prospectus and filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment 1 to Massey’s Annual Report on Form 10-K filed with the SEC on April 19, 2011.  You can obtain free copies of these documents from Alpha or Massey using the contact information previously described.

I will now turn the call over to Baxter Phillips.

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Good morning and thank you for joining us.  I’ll begin this morning with an overview of our first quarter and then I’ll ask Chris and Eric to provide the operational and financial details.  Following their comments, I’ll come back and provide some thoughts on our outlook for the coal markets.

Our first quarter results were below our earlier expectations, but indicate that we continue to make progress in our recovery from the operational disruptions we experienced last year.  We were very pleased to set record highs in revenue and revenue per ton in the first quarter.  Our contract and pricing position is very strong, and our shipments for the quarter came in very close to our plan.

Export shipments were particularly strong, increasing more than 36% compared to the first quarter of last year.  Utility shipments were also up 36% year-over-year.

We also achieved significant improvements in both shipments and production compared to the fourth quarter of 2010.  Shipments were up nearly 16% and production was up almost 11%.

Our efforts and plans to take advantage of the seaborne metallurgical coal markets are yielding strong results.  Export shipments of metallurgical coal were up 54% compared to the fourth quarter of 2010, and increased more than 10% versus the first quarter of 2010.  This is partially the result of adding the Cumberland operations and shifting more of their production into the met market.

The coals we produce at our Cumberland operations continue to be very well received in the met market.  Our production in the first quarter, although improving, was lower than we had planned.  Continued tightness in the labor market and perceived uncertainty about future employment have made it challenging to hire the miners we need to operate the way we would like to.
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

Now, I’ll ask Chris to go through some of the details of our operations in the quarter.

Chris Adkins – Senior Vice President and COO, Massey Energy
Thanks, Baxter.  Our overall coal production fell short of our plans by approximately 1.2 million tons in the first quarter.  Approximately 700,000 of those tons came from our underground operations; 400,000 came from service operations; and 100,000 came from contract operations.  In our underground operations, approximately 300,000 of the shortfall is the result of not being able to staff five sections as per plan in the first quarter.  The remaining 400,000 is split between about a third of it coming from our tons per foot coming in lower than what we had expected and the other two thirds was related to lower productivity as measured by … per shift.

In our service operations, our … ratio has remained somewhat higher than what we had expected.  The County Board production shortfall was about 200,000 tons.  The remaining 200,000 tons of shortfall can be attributed to our highwall miners.  The production shortfall was spread broadly across all of our mining groups.  No single operation has a disproportionate of an impact on the results.

Baxter mentioned the distraction and disruption created by our ongoing integration activities.  The labor market for skilled, underground miners remained tight.  Our productivity levels continued to be impacted by high turnover rates, but we believe that these turnover rates will decline once the uncertainty of the merger is behind us.  For now, we have implemented some pay hikes and adjustments to retain our key personnel.

We are continuing to work on the development of our Marianna property, which will enable us to increase low-vol met coal production.  The new Marianna processing plant remains on track to commence operations in August of this year and we’ll begin processing our coal from … mine.

We’re also preparing to develop new deep mines on the property in the Pocahontas 3 seams and Sewell seams with access to a total of 50 million tons of high quality reserves.  We plan to invest $80 million to $100 million on this project this year.  The combined operation will eventually produce about 1.2 million tons of high quality metallurgical coal per year.  Production from the first new mine is planned to begin late in mid-year 2012.

We’ve also completed the face-up of our new Cedar Grove 2 mine at Aracoma and we’ve received the necessary permits and approvals to begin the slope into the Beckley seam at our Rowland property.

Now, I’ll turn the call over to Eric for a discussion of the financial details of the quarter.

Eric Tolbert – Vice President and Chief Financial Officer, Massey Energy
Thanks, Chris.  For the first quarter of 2011, on a GAAP basis, we reported a net loss of $7.7 million or $0.07 per share.  This compares to a net income of $33.6 million or $0.39 per diluted share for the first quarter of 2010.  Excluding the impact of derivative charges and costs related to UBB and the pending merger, net income would have been approximately $19.5 million or $0.19 per share.

Our produced tons sold totaled 10.3 million in the first quarter of this year compared to 8.5 million in the first quarter of 2010.  Our average produced coal sales realization is $80.96 per ton in the first quarter, or $13.58 per ton or higher than in the first quarter of 2010; an increase of over 20%.  This improvement was driven by higher average prices realized in all product categories.
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

Average cash cost per ton for the first quarter of 2011 is $66.04 per ton and this compared to $55.38 per ton in the first quarter of 2010 and $62.67 in the fourth quarter of 2010.  These per ton figures exclude SG&A costs and UBB related charges.

Key drivers of the year-over-year cost increase were lower productivity rates in underground mines, higher labor rates, higher costs for mining supplies including diesel fuel, explosives and steel products, and higher sales related expenses on the higher pricing.

At March 31, 2011, Massey had cash and cash equivalents totaling $280.7 million and this compared to $327.2 million as of December 31, 2010.  In addition to our cash and cash equivalents, we had $122.8 million available under our asset-based revolving credit facility for total liquidity of $403.5 million at March 31, 2011.  Total debt at March 31, 2011 was $1.319 billion compared to $1.3162 billion at December 31, 2010.  Massey’s total debt to book capitalization ratio was 42.4% March 31, 2011 compared to 42.5% at December 31, 2010.

Capital expenditures for the first quarter of 2011 totaled $108 million compared to $56.1 million in the first quarter of 2010.  Included in the first quarter cap ex was the continued construction work on the Marianna plant and several other development projects that Chris previously mentioned.  Even though we increased cap ex year-over-year, the first quarter total was less than our original plan.

Depreciation, depletion and amortization was $97.2 million in the first quarter of 2011 compared to $64.5 million in the first quarter of 2010.  DD&A for the first quarter of 2011 included $12.3 million in amortization of above market sales contracts and other intangible assets acquired in the acquisition of Cumberland Resources.

Now, let me turn the call back to Baxter.

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Thank you, Eric.  I will conclude our prepared comments with just a few words about our outlook for our operations and the coal markets generally.

We included updated guidance ranges for 2011 in our press release.  We have conservatively lowered the high end of our range for tons shipped based on our production levels in the first quarter.  We believe improvements can and will be made, but we chose to set the range without incorporating increases in productivity.

Our cost projections for the year are higher based on lower productivity, higher labor rates and the higher supply costs for diesel fuel, explosives, root vaults and other steel products as Eric mentioned previously.  The greatest opportunity to bring down costs per ton will come from increases in productivity.

On the positive side, we were able to tighten the range for revenue per ton based on the strong product mix we have on the plan and the strong pricing achieved on met coal contracts for the year.  We also lowered the upper end of the range for our cap ex.
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

Higher costs and lower production in the eastern U.S. and the possibility of thermal coal exports have pushed the forward price curve to $85 per ton for high Btu low sulfur thermal coal in 2012.  The most recent quarterly benchmark for our coking coal was around $330 per metric ton, and the price spread between top quality low-vol coal and high-vol coal has been narrowing.  This has created opportunities to sell some of our mid-quality met coals such as that from Cumberland at very favorable prices.

Our pricing outlook is strong with 100% of our thermal coal sold in 2011 at approximately $67 per ton and 7 million tons of met coal sold and priced at $128 per ton.  We believe there is significant upside potential for pricing our remaining unsold or unpriced tonnage.  We expect to ship between 10 million and 13 million tons of met coal for the year at an average price of approximately $137 per ton.

As I said in our last call, market conditions today are stronger and offer more promise than at any time during the 30 years I’ve been with Massey.  Because of this, I remain extremely enthusiastic about the opportunities the combined Alpha and Massey organizations will have to increase the value of your investment.

Given that this is likely our last quarterly earnings call, I wanted to express on behalf of myself and all the members of the Massey management team our gratitude and thanks for your interest and support over the past ten years.  We have enjoyed working with you and for you.

This concludes our prepared comments.  We’d be happy now to answer any questions that you have, but ask that you limit questions to topics related to our operations and results, as we will not be able to address questions about the pending merger.

Moderator
Thank you.  (Operator’s Instructions)  Our first question is from Andre Benjamin with Goldman Sachs.

<Q>
Good morning.  I was hoping to walk through a little bit of the cost changes over the last four to five quarters.  I know the first quarter of 2010 before UBB, you sold about 2.4 million tons of met and 6 million tons of thermal and your costs were about $55 a ton.  The last quarter you sold a comparable amount of met coal and more thermal, but costs were about $9 a ton higher.  I know some of that is royalties, but I’m just trying to get a sense, if you could, of how much of that you view as secular things like regulatory spending, staffing levels, etc. that should persist even into 2012 versus more cyclical things that you’re getting under control now?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
I think Eric had anticipated that question and is prepared to give you some answers.

Eric Tolbert – Vice President and Chief Financial Officer, Massey Energy
Andre, it’s, of course, difficult to identify what is specifically related to the regulatory and in breaking it down by different components of our cash costs.  We did have a year-over-year in the first quarter about a 19% increase in those cash cost numbers; almost $11 per ton.  About $3 of that was labor in regards to different labor rates.  One of the things I’ll overlay as I go through these different components is it also depends upon the productivity levels on a per ton basis and what we’ve seen year-over-year.
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

But about $3 for labor; we had about $1.50 increase in our diesel costs; a combination of both volume and pricing; explosives, about a quarter; steel products, about $0.80 year over year.  In addition, Cumberland has a number of contractors that we didn’t previously have.  That would probably add another $1.25 on to our per ton costs all in.  And just overlaying it all, supplies and repairs were a significant increase.

In terms of higher pricing standpoint, our pricing, of course, was more than $10 a ton; a year-over-year increase.  We had sales related costs of almost $2 increase per ton based on the higher pricing as well.  So you can see, it’s spread throughout the cost structure and, again, dependent upon productivity and other things.  Chris, do you want to comment at all in terms of the productivity impact or year-over-year for underground and surface?

Chris Adkins - Senior Vice President and COO, Massey Energy
I think you covered it pretty much on the tons or shortfall on not being able to run and meet the tons on our plans is our biggest impact in the first quarter.

<Q>
That’s helpful.  I guess one followup would be you shipped about 2.3 million tons of met during the first quarter, what do you think would need to happen in order for you to hit the 13 million ton upper end of your range for 2011?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Eventually the labor market, what we’ve seen in the first quarter is we had a really bad January with 18.7% turnover.  …sort of going down and during the quarter we were about 360 people short at this time.  What we’re able to see and forecast as the merger comes closer, we’re able to see that our workforce has stabilized and we anticipate that we would be able to hire at a better rate than what we’ve been hiring because people were just uneasy about the merger and whether or not they’ll have a job and where they’ll come out once the merger takes place.  But we’re seeing that number go down, the terminal rate go down and actually in April it was down to 14%, 14.9%.  So, hiring people and being able to get the additional sections running will be the biggest gain for us.

Moderator
Our next question is from Brett Levy with Jeffries & Co.

<Q>
In terms of anything customer related or you just mentioned the turnover issue, getting things permitted.  Is there stuff that’s sort of “stuck in limbo” or is in any way changing as you kind of await the transaction?  Just sort of talk about the environment in terms of customers, permitting, that sort of thing, is there a lot of stuff that’s in limbo right now as you guys await the last strokes to get this done?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Not from an operational or customer standpoint.  It’s business as usual.   The noise around the announcement of the merger probably impacted the labor forces.  Chris has said that has improved considerably as we get closer to the merger date.  So we see that improving and stabilizing, and we would expect that post that time that with things settling down we’d be able to attract the manpower necessary to staff the sections that will give us the production and the production increases.  But with regards to pivot, permitting, sales or other activities, there’s nothing that is being held in limbo.
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

<Q>
Thanks very much, guys.

Moderator
Our next question comes from Curt Woodworth from Macquarie.

<Q>
Good morning, everyone.  In terms of Cumberland and shifting the additional two to three million tons there into the met market, what’s the price level you’re assuming for that?  And are all of those tons included in your coke and coal guidance range?

Chris Adkins - Senior Vice President and COO, Massey Energy
All those two to three million tons is included in our $10-$13 million range.  Cumberland coal has been well received in the met market.  Currently, our assumptions are roughly $135 to $150 on the ….business.

<Q>
How much of that do you think you could sell into the met market, looking out into 2012 of the Cumberland?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Depending on what the existing sustained contracts that we have, we’re hoping to get anywhere from about 3 up to possibly up to 3-4 million tons in the met market in ’12.

<Q>
So as you think about total coke and coal potential for ’12, you have maybe another one or two at Cumberland, you’ll have some incremental from the expansion of Marianna.  What do you think kind of the coke and coal production rates should look like kind of as you get through the year in 2012?

Eric Tolbert - Vice President and Chief Financial Officer, Massey Energy
Yes, it's probably roughly is into 12 million to 16 million tons.

<Q>
And just last question on the labor side. Is there a way to estimate kind of what the productivity loss would be? I mean, you said $3 a ton, do you think if you can optimize labor situation and fill that gap that a lot of that would go away? Or is there an issue where it's hard to get labor, therefore, you're having to pay off to get people and that's more of the structural component going forward?

Chris Adkins - Senior Vice President and COO, Massey Energy
We've had to increase the pay especially on our route 3 operations due to the competitiveness of the labor market. The combining of Alpha and Massey will eliminate a lot of the pull back and forth between operations and support that's struggling to recruit the same people, as well the announced combination of ICG and Orange will slow it down as well, I think. So once we get it competitive, wage package in that's across the board between Alpha and Massey, I think that we will continue to attract people into the metallurgical areas. That's our goal, anyway.

Moderator
Our next question is from Michael Dudas with Jefferies & Company.
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

<Q>
The export market, you talked about your increase there. Maybe, what has Massey done over the past six months to expand your expert opportunities from a transportation standpoint? How much more river coal versus rail coal do you have and you're looking forward going forward into the future? And as you look out maybe to the 2012 timeframe, of course, things will be different with the merger, what's export opportunity capacity for Massey as a standalone company today?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
I'll ask Mark to address that because he's got the numbers on the margin. But as you know we haven't increased that capacity and, of course, combined with what Alpha has in place in the new company tremendous export capacity. So, Mark, if you could address with Massey.

Mark Clemens – Senior Vice President of Group Operations, Massey Energy
Thank you. I think in 2011 on the export side, we're looking at probably anywhere from 10 million to 12 million tons of total export capacity. In 2012, it'll be somewhere between 12 million and 15 million tons. But 2012, we're basically being split closed to down the middle between what’s going on through the Gulf and what’s going on with the East Coast.

<Q>
Fair enough. A follow-up question is maybe a sense of -- I know you've had some discussions with potential joint ventures with the Indians. Where does that stand right now? Is there still an appetite, maybe not specifically with Massey but generally in the marketplace for joint venture investment from on either thermal or the coking coal side?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
I think that the appetite is there.  Of course, we spend at all discussions on any major sale or merger or joint venture on the coking coal side. There's still appetite interest on the steam coal side, and we actually have two of our development people in India this week.

Moderator
Our next question comes from Brian Gamble with Simmons and Company.

<Q>
Baxter, you talked a little bit about your turnover and, obviously, with everything up in the air that it's understandable that it increased. Could you give us a sense of what it has been historically?  I know you've given that in the past, but maybe what it was last year and what you guys from an operation's standpoint can handle and keep the productivity at planned levels?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
But first, Chris has got those numbers. Let me just cite, what's been going on is that our competition is attacked or going after our workforce to attract them away, and they've used the, if you will, the threat of uncertainty as a tool to try to draw people away, …mines around us, and we struggle to retain people. I think we state that we have just not been able to garner all of the people that we need, as we have people using, if you will, the future against us. So that's about to change. And based on the announcements that are ongoing in the industry, we may have the opportunity to use that same tactic now. But, Chris, if you would give us the statistics on the turnover?
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

Chris Adkins - Senior Vice President and COO, Massey Energy
In the fourth quarter, we were about 18.5% turnover versus the neighborhood of 14.9% or 15% turnover. So we're seeing it go down. Our goal has always been to be the employer of choice. So you have to have something different and something better that people want to work for you. And I think that we've been able to keep a solid base of our members, but we've not been able to expand to the degree that we have anticipated that we would be able to.

I think that there's a lot of exciting things between be the joint venture between Alpha and Massey that’s going to give us a lot of opportunities to make us the employer of choice and to be a company that people realize that they'll have a long term ability to stay in this area of work and retire from one company, and that's something that's not been able to be offered by too many people previously. So I think it's something that we're excited about and some of the things we've put in place to where we can stop the turnover rate.

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Chris, what was the number in January?

Chris Adkins - Senior Vice President and COO, Massey Energy
In January we were almost 19%.

Baxter Phillips – Chief Executive Officer and President, Massey Energy
So it's improved from 19% down to 14% month to date in April.

<Q>
And then from the productivity side, the part of it that you can handle in regards to what you expect quarter-on-quarter just from natural progression of things?

Chris Adkins - Senior Vice President and COO, Massey Energy
Naturally, you’re going to have some turnover, but we'd like to be down to the 12% range. It would be something that would be a target for us, but at the 12% to 13% range.

<Q>
And then on the met site, maybe you could break out what you have left to price from a quality standpoint in 2011?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Mark, answer that question.

Mark Clemens – Senior Vice President of Group Operations, Massey Energy
…maybe the price the met that we still have is roughly a little over 5 million tons, but we do have about 0.5 million tons or 1.5 million tons of mid-vol, and about 1 million tons of high-vol A and about 3 million tons, roughly 2.5 million tons of high-vol B coal.

Moderator
Our next question is from Jeremy Sussman with Brean Murray.

<Q>
You were able to cross over Cumberland or, at least, to some extent quite successfully at some pretty big prices this quarter. Can you just talk a bit about this and give us a sense of what you're seeing out there?
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Well, coal, as we alluded to in the opening remarks, there hasn’t really been an issue with the acceptance of Cumberland’s met quality coal.  It's been received much better than, frankly, we had initially anticipated. We've had opportunity to put it into the market or the need to put it into the market as we tried to help customers … as we work to replace lost production at Upper Big Branch, recognizing it's not the same quality of coal, but as we work to help out with blends, we where be able to get Cumberland coal into the market sooner than we had initially expected.

The biggest, if you will, concerns or, if you will, challenge that we've faced in taking the Cumberland coal to the metallurgical market is exactly what we had previously announced, and that is that coal being, if you will, having been sold or treated as a cross over coal previously had been committed into the utility market. And so we have to work off those sales in order to move the coal into the markets. So, therein lies, if you will, the greater challenge as opposed to actually getting it into the market, but we're working to do that as well.

<Q>
Great. And then just as a quick follow-up, despite a volume shortfall relative to your expectations, your overall volumes were up versus Q4, but at the same time, so were your per ton costs. So it's a bit unusual to see both go up, at least to the degree they did. So was labor the biggest issue for this or is there something else we should be looking at?

Chris Adkins - Senior Vice President and COO, Massey Energy
I'll take that, in Q4 to Q1, essentially the way we look at the cash cost, we've broken down, granted, it's up about 5%, about $1 of that was sales related on the higher price, and essentially we jumped up almost $9 quarter-over-quarter on price.  And so a significant portion of that was sales-related. There was some that was in labor, about $0.50, and, again, that was somewhat related to the productivity. We did see our, for example, our feet per shift decline a little bit over the course of Q4 to Q1. Also, supplies cost in terms of our diesel fuel cost, it went up about $0.09 per ton, explosives about a quarter and, again, steel products, $0.30. We saw a mixture within our cash costs, both in terms of on a volume basis and somewhat price basis, that impacted our increase in price or have increased cash cost, again, with the overlay on the productivity quarter-over-quarter. So even though we did have more production on a volume basis, we were set up to run these higher levels….

<Q>
Got you. That's very helpful.

Moderator
Our next question is from Lance Edis with Touhy Brothers.

<Q>
Just wanted to kind of clarify the employment issues. I believe you just said the actual unemployment or the turnover rate actually went down in 1Q from 4Q, so I guess you were just a little above target. I guess, they're worried about the merger, but can't there be some kind of guaranteed contract or something where, I mean, clearly, these mines are going to be staying open. So I just kind of having a tough time understanding why you're having so much difficulty getting these people, and also the follow up of this would be how much of the production decline or production shortfall that comes from employment issues?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Yes, we do have a contract for our underground miners, but getting people to sign those contracts in the midst of a merger announcement, basically, went to nil because everybody was uncertain on whether or not that they wanted to sign the contract or how it would resolve out. What we do see is that we have a, for those people that do sign the contracts, we get down to a lot lower numbers as far as our turnovers. So it's our goal to do exactly what you're saying, is to have employment agreements with those and to get the target numbers down.
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

In January, our turnover rate was almost 19%. So it was much higher than what it is currently. So I think that we had pushed it into the right direction. I think people are getting excited about the merger and the opportunities that will present themselves and they're finally figuring out that there'll be more opportunities after the merger to be more job secure and have job advancement than what there ever was prior to the mergers.

<Q>
And how much of the shortfall was related to labor issues?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
We can quantify the fact that we have 300,000 tons that were basically due to sections that we were unable to bring online due to not being able to staff it, basically, approximately 360 people.

<Q>
And then what was the rest of the shortfall, I guess, if you could go over that?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
Basically, out of the 700,000 underground, 300,000 of it was due to the sections, about 400,000 came from surface operations and about 100,000 from our contract mining operations from one of our Cumberland jobs.

Moderator
Our next question is from Brandon Blossman with Tudor, Pickering, Holt & Co.

<Q>
I guess a follow-up on the last question. You had kind of broken that out earlier of the 1.2 million ton shortfall, 400,000 of that was due to the lower productivity. Is that lower productivity in the labor force or lower productivity just due to geologic factors?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
I don't think I understand.

Chris Adkins - Senior Vice President and COO, Massey Energy
How much of the breakdown from our plant, from labor versus geologic, in terms of what that claim tons per put?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
About 150,000 tons, I think, were attributed to the claim tons per foot, geological.

<Q>
Was that concentrated on any particular complex?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
It was at our Allegiance Mine at our Independence Complex, … mine at our Sidney Complex and at our Indian operation…

<Q>
That's useful. And then I think I heard cap ex, a little bit lighter. Is there anything we should be aware of into that?
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Transcript: Massey Energy First Quarter 2011 Earnings Conference Call May 3, 2011

Eric Tolbert - Vice President and Chief Financial Officer, Massey Energy
No. what I would tell you is this, Chris and Mark went back through, and Sabrina and scrubbed cap ex again at my request, and then have been very tight with dispersing cap ex and following our success in the first quarter of controlling our cap ex, and looking at that review, we elected to narrow the range in... That's where it would be in the range.

Moderator
Our next question is from David Lipschitz with CLSA.

<Q>
What was your employee count from the fourth quarter?

Chris Adkins - Senior Vice President and COO, Massey Energy
The quick and dirty of that answer is that we've been running about 360 people behind, and we can't gain on it.

<Q>
And so employee count did go up?

Chris Adkins - Senior Vice President and COO, Massey Energy
It remains pretty well staggered. We've had turnover, we've been able to employ, but we have not been able to get a hand on the employment to staff the additional section.

Baxter Phillips – Chief Executive Officer and President, Massey Energy
And we're roughly about 7,300 people.

<Q>
So what's the number in that table?

Mark Clemens – Senior Vice President of Group Operations, Massey Energy
At the year end table, it was 7,359 in the prior press release; current press release is showing 7,613. So you're up about 218.

<Q>
So you're up, but we say you're just not up enough?

Baxter Phillips – Chief Executive Officer and President, Massey Energy
That's correct.

Moderator
There are no further questions at this time. Now I'll turn the program back to Mr. Hendriksen.

Roger Hendriksen, Vice President of Investor relations, Massey Energy
Okay, everybody, thanks again for joining our call. We appreciated the questions, and if you have further questions that come to mind after the call concludes, please feel free to give me a call. I'll be around all day. Thanks, again. This will conclude our call.

Moderator
Ladies and gentlemen, this does conclude today's teleconference. You may disconnect your lines at this time. Thank you for your participation.
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